Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dolby Laboratories, Inc.
We consent to the incorporation by reference in the registration statements (Nos. 333-122908, 333-150804, 333-174319, 333-188602 and 333-202012) on Form S-8 of Dolby Laboratories, Inc. of our reports dated November 18, 2016, with respect to the consolidated balance sheets of Dolby Laboratories, Inc. and subsidiaries as of September 30, 2016 and September 25, 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2016, and the effectiveness of internal control over financial reporting as of September 30, 2016, which report appears in the September 30, 2016 annual report on Form 10-K of Dolby Laboratories, Inc.

/s/ KPMG LLP

San Francisco, California
November 18, 2016